UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-43060

                             Mayfair Gold Corp.
(Translation of registrant’s name into English)

489 McDougall Street
           Matheson, Ontario P0K 1N0, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F          ⌧ Form 40-F

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and exhibits hereto shall be deemed filed with the US Securities and Exchange Commission ("SEC") solely for the purposes of incorporation by reference into and as part of the Registration Statement on Form F-3 (No. 001-43060) on file with and declared effective by the SEC.

SUBMITTED HEREWITH

Exhibit
99.2	Financial Statements For the years ended December 31, 2025 and 2024 (Expressed in Canadian dollars)
99.3	Managements Discussion and Analysis For the years ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2026

Mayfair Gold Corp.

By:

By:/s/ Darren Prins

Name:Darren Prins

Title: Interim Chief Financial Officer